Exhibit 99

The amount of securities reported as beneficially owned includes 7,890,227 shares of the Issuer's common stock held of record by SEP SWH Holdings, L.P.
("SEP") and 8,058,106 shares of the Issuer's common stock held of record by New
SEP SWH Holdings, L.P. ("New SEP" and, together with SEP, the "SEP Funds").

This Form 4 is being filed by (i) Seidler Kutsenda Management Company, LLC
("SKMC"), (ii) Seidler Equity Partners III, L.P. ("SEP III"), (iii) SEP SWH
Holdings GP, LLC ("SEP GP"), (iv) SEP, and (v) New SEP (together with SKMC, SEP
III, SEP GP, and SEP, the "Reporting Persons"). SEP GP is the general partner of both SEP and New SEP, and SEP III is the sole member of SEP GP. SKMC, as the investment manager of SEP III, has ultimate voting and dispositive power over all of the shares owned by the SEP Funds.  SKMC's Investment Committee makes all voting, investment and disposition decisions on behalf of SKMC. That committee is comprised of Peter Seidler, Robert Seidler and Eric Kutsenda. None of these individuals individually exercises control over SKMC, and therefore, each of them disclaims beneficial ownership over the shares owned by the SEP Funds, except to the extent of their respective indirect pecuniary interests, if any, in those shares. The Reporting Persons are 10% owners of the Issuer's common stock.  The Reporting Persons also may be deemed a director as they have representatives serving on the Issuer's board of directors.  Leonard Lee and
Christopher Eastland currently serve as representatives of the Reporting Persons on the Issuer's board of directors. Each of SKMC, SEP III and SEP GP may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended to beneficially own the Issuer's common stock reported herein and held by the SEP Funds and each of SKMC, SEP III and SEP GP disclaim beneficial ownership of the shares of the Issuer's common stock reported herein, except to the extent of their respective indirect pecuniary interests therein, if any, in those shares.